 EXHIBIT 99.14

CONSENT OF RED PENNANT GEOSCIENCE LTD.

We hereby consent to the use of our name contained in the technical report entitled Oxide Tailings Project Prefeasibility Study for the Avino Property, Durango, Mexico, NI 43-101 Technical Report dated February 5, 2024, in the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2024, and in the Company’s Registration Statement on Form F-10 (SEC File No.: 333-270315).

Red Pennant Geoscience Ltd.

Dated: March 11, 2025	By:	/s/ Michael O’Brien
Michael O’Brien, P. Geo